FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of   March, 2003

Commission File Number 333-7182-01

                                   CEZ, a. s.
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                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X       Form 40-F
                                  ...                 ...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No  X
                                   ...      ...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:


 Main items of CEZ's presentation at a press conference held on March 27, 2003, from 11:00am,
              regarding the integration of REAS into the CEZ Group


CEZ is most probably not going to approach the Supreme Court in respect of the Anti-Trust Office (UOHS) decision. A final decision will be made at the next meeting of CEZ's Board of Directors.

CEZ is ready to negotiate the mutual consolidation of ownership structures with major shareholders of the regional distribution companies (E.ON and RWE).

Measures leading to the fulfillment of the UOHS decision will be discussed by the company's bodies and implemented in a manner protecting shareholder value.

CEZ will commence the preparation of the sale of the regional distribution companies' stakes pursuant to the terms and conditions stipulated by the UOHS.

Based on research and economic analyses, whether our own or external, it is clear to us which majority-owned distribution company will be sold. A final decision, however, is up to the company's bodies (Board of Directors, Supervisory Board).

According to legal analyses, the mandatory tender offer will only apply to the regional distributors Zapadoceska energetika and Stredoceska energetika.

The transaction settlement dates are set in agreements that were executed in the summer of 2002. At the moment, CEZ cannot influence the occurrence of an obligation in connection with the settlement in any way. The settlement date was fixed by the UOHS in its decision delivered on March 20, 2003. This means that on April 1, 2003, shares will be settled (with the CEZ to become the owner). An award of the Supreme Court is to be published on the same day.

The integration of REAS into the CEZ Group does not mean their "absorption". The REAS have and will have other strong shareholders, in addition to CEZ. The REAS retain their legal identities. The REAS' business will be subject to regulations protecting minority shareholders.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                           CEZ, a. s.

                                                  ------------------------------
                                                          (Registrant)
Date:  March 27, 2003
                                               By:
                                                  ------------------------------
                                                         Libuse Latalova
                                                  Head of Finance Administration